UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: July 27, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the media release of UBS Group AG and UBS AG, which appears immediately following this page.

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27 July 2015

UBS 2Q net profit up 53% to CHF 1.2 billion

Adjusted1 profit before tax CHF 1.6 billion

Diluted earnings per share CHF 0.32

Net profit attributable to shareholders up 73% to CHF 3.2 billion in 1H15

12.0% adjusted1 annualized return on tangible equity in 1H15

Industry-leading fully applied Basel III CET1 ratio up 70 bps to 14.4%

Fully applied Swiss SRB leverage ratio up 10 bps to 4.7%

53,000 hours volunteered by UBS staff in 1H15

Group service company subsidiary to be established in 3Q15

Zurich/Basel, 27 July 2015 – UBS delivered a robust second-quarter adjusted1 profit before tax of CHF 1,635 million despite continued market and economic uncertainty, again demonstrating its fundamental earnings power and the strength of its business model. Net profit attributable to UBS Group AG shareholders was CHF 1,209 million, up 53% compared with the second quarter of 2014, with diluted earnings per share of CHF 0.32.

“I am pleased with the quarter. We maintained our momentum despite ongoing market challenges, and establishing UBS Switzerland AG was another major milestone in enhancing resolvability. We remain focused on building on our early mover advantage with a clear strategy, while increasing effectiveness and efficiency, and further investing for profitable growth.”

Sergio P. Ermotti, Group Chief Executive Officer

Business division highlights

•	Wealth Management delivered its best second-quarter result since 2009, with an adjusted[1] profit before tax of CHF 769 million and robust net new money of CHF 8.4 billion excluding the effects of its balance sheet and capital optimization program. On a reported basis, net new money was CHF 1.8 billion.

•	Wealth Management Americas posted an adjusted[1] profit before tax of USD 231 million, with operating income and financial advisor productivity at record levels.

•	Retail & Corporate had its best second quarter since 2010, with an adjusted[1] profit before tax of CHF 414 million showing strong net new business volume growth for retail clients.

•	Global Asset Management reported an adjusted[1] profit before tax of CHF 134 million and strong net new money of CHF 8.3 billion, excluding money market flows.

•	The Investment Bank reported an adjusted[1]profit before tax of CHF 617 million with the best second-quarter result in Equities since 2012. It achieved an adjusted[1] return on attributed equity of 33.8% without increasing its risk profile.

Information in this release is presented for UBS Group AG on a consolidated basis unless otherwise specified. Key figures for UBS AG are included at the end of this release. Financial information for UBS AG does not differ materially from UBS Group AG. UBS AG will publish its consolidated quarterly financial statements in electronic form only on 31 July 2015. These will be made available at www.ubs.com/quarterlyreporting

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 1 of 37

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Results by business division and Corporate Center

CHF million	Total operating income			Total operating expenses			Operating profit / (loss) before tax
For the quarter ended	30.6.15	31.3.15	% change	30.6.15	31.3.15	% change	30.6.15	31.3.15	% change
Wealth Management	2,080	2,247	(7)	1,324	1,296	2	756	951	(21)
Wealth Management Americas	1,823	1,801	1	1,631	1,548	5	191	253	(25)
Retail & Corporate	952	979	(3)	555	552	1	397	427	(7)
Global Asset Management	476	511	(7)	346	343	1	130	168	(23)
Investment Bank	2,355	2,657	(11)	1,804	1,891	(5)	551	766	(28)
Corporate Center	131	646	(80)	399	504	(21)	(267)	142
of which: Services	(41)	374		212	337	(37)	(253)	37
of which: Group ALM	138	313	(56)	7	(4)		132	317	(58)
of which: Non-core and Legacy Portfolio	35	(41)		180	171	5	(145)	(212)	(32)
UBS	7,818	8,841	(12)	6,059	6,134	(1)	1,759	2,708	(35)

Group, divisional and Corporate Center performance overview

Overall, UBS’s second quarter again demonstrated the resilience and diversification of its earnings, the strength of its business model, and the benefits of a strategy defined early and executed with discipline.

UBS Group reported a net profit attributable to shareholders of CHF 1,209 million, up 53% compared with the second quarter 2014, with diluted earnings per share of CHF 0.32. Group adjusted1 profit before tax was CHF 1,635 million, with positive contributions from all divisions and regions. Adjusted1 annualized return on tangible equity for the first six months of 2015 was 12.0%, above the 2015 target of around 10%.

The bank strengthened its leading capital position, with a fully applied Basel III CET1 capital ratio of 14.4% at the end of June, above the target of at least 13.0% and ahead of all other large global banks. Its fully applied Swiss SRB leverage ratio rose to 4.7% in the second quarter, as the Swiss SRB leverage ratio denominator (LRD, fully applied) decreased by CHF 33 billion partly reflecting a substantial reduction in Non-core and Legacy Portfolio assets. Since the third quarter of 2012, UBS has reduced the Non-core and Legacy Portfolio LRD from CHF 293 billion to CHF 70 billion.

The creation of UBS Group AG and UBS Switzerland AG were major milestones to improve the Group’s resolvability, in response to the evolving regulatory environment. In June, some 2.7 million clients and approximately CHF 300 billion in assets, primarily from the Swiss Retail & Corporate and Wealth Management businesses, were transferred into UBS Switzerland AG. UBS is the first bank to complete this step in Switzerland. UBS has also implemented a more self-sufficient business and operating model for UBS Limited in the UK, and has submitted plans for the establishment of an intermediate holding company in the US. In the third quarter, UBS will establish a Group service company as a subsidiary of UBS Group AG, into which shared services and support functions of the Group will be transferred over the next several years. This will help ensure the bank can maintain the operational continuity of these critical services in case of resolution. All these measures will allow UBS to qualify for a rebate on the progressive buffer capital requirement applicable to Swiss systemically relevant banks, which should result in lower overall regulatory capital requirements for the Group.

UBS was honored to receive the Euromoney Award for Excellence for Best Global Wealth Manager and, for the fourth year running, Best Bank in Switzerland. In addition, Euromoney named UBS Investment Bank the Best Flow House in North America and Best Equity House in Western Europe, underlining the success of its client-centric model. UBS Neo, the firm’s cross-asset e-commerce platform, was named Best Platform at the annual Digital FX Awards hosted by Profit & Loss magazine.

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 2 of 37

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Wealth Management delivered its best second-quarter result since 2009 with an adjusted1 profit before tax of CHF 769 million. The business continued to generate high-quality earnings, with an increase in recurring income reflecting continued success in its strategic initiatives to grow loans and increase mandate penetration, as well as further pricing measures. Adjusted net new money was robust at CHF 8.4 billion, driven by inflows from all regions and segments, most notably its market-leading Asia Pacific franchise, as well as from Ultra High Net Worth clients. The balance sheet and capital optimization program implemented in the first half of 2015 led to net new money outflows of CHF 6.6 billion during the quarter. On a reported basis, net new money was CHF 1.8 billion.

Wealth Management Americas reported an adjusted1 profit before tax of USD 231 million. Total operating income and recurring net fees increased to record levels, and financial advisor productivity remained industry-leading, while pre-tax profit was affected by higher charges for provisions for litigation, regulatory and similar matters and other provisions. Net new money was slightly negative at USD 0.7 billion, reflecting seasonal outflows of approximately USD 3.9 billion associated with income tax payments.

Retail & Corporate posted its best second-quarter result since 2010, with an adjusted1 profit before tax of CHF 414 million. The net new business volume growth for retail clients was particularly strong for a second quarter. Credit loss expenses were lower, while general and administrative expenses increased mainly due to higher charges for provisions in the Corporate & Institutional client business.

Global Asset Management recorded strong net new money of CHF 8.3 billion excluding money market flows, with net inflows from third-party clients more than doubling compared to the prior quarter. Adjusted1 profit before tax was CHF 134 million. The quarter saw an increase in net management fees mainly in traditional investments and global real estate, offset by a decline in performance fees in O’Connor and A&Q, in line with market developments in the alternative asset management sector.

The Investment Bank achieved a solid result with an adjusted1 profit before tax of CHF 617 million, following very strong results in the first quarter. Investor Client Services benefited from the best second-quarter result in Equities since UBS accelerated its strategy in 2012, and a solid performance in FX, rates and credit, despite lower client activity and after exceptionally high FX revenues in the first quarter. Corporate Client Solutions improved on the back of higher revenues mainly in debt and equity capital markets and advisory. The business maintained risk profile and allocated resource limits discipline and its results once again demonstrated the strength of its business model and client-centric approach. Adjusted1 return on attributed equity for the second quarter was 33.8%.

Corporate Center – Services recorded a loss before tax of CHF 253 million. Corporate Center – Group Asset and Liability Management reported a profit before tax of CHF 132 million. Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 145 million, achieving further progress in de-risking its balance sheet with RWA and the Swiss SRB leverage ratio denominator decreasing by CHF 4 billion and CHF 14 billion respectively.

UBS aims to create long-term value for its investors and clients, while making a positive contribution to the communities in which it operates. In June, for example, UBS launched a campaign to engage up to 50% of its Americas workforce in volunteering programs. To date, UBS Americas employees contributed around 20,000 hours of their time – approximately 70% of 2014’s full-year total – volunteering across the Americas. Combined with the time volunteered by other UBS staff around the world, around 53,000 hours were logged in the first half of 2015 to support volunteering programs and give back to society.

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 3 of 37

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Outlook

As in previous years, seasonal impacts are likely to affect revenues and profits in the third quarter. In addition, many of the underlying macroeconomic challenges and geopolitical issues that we have previously highlighted remain and are unlikely to be resolved in the foreseeable future. Despite ongoing and new challenges, we continue to be committed to the disciplined execution of our strategy in order to ensure the firm’s long-term success and to deliver sustainable returns for our shareholders.

[1]	Please refer to the “Adjusted results” section at the end of this news release for information on adjusted results.

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 4 of 37

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UBS Group key figures

	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.6.15	31.3.15	31.12.14	30.6.14	30.6.15	30.6.14
Group results
Operating income	7,818	8,841	6,746	7,147	16,659	14,405
Operating expenses	6,059	6,134	6,342	5,929	12,193	11,794
Operating profit / (loss) before tax	1,759	2,708	404	1,218	4,467	2,611
Net profit / (loss) attributable to UBS Group AG shareholders	1,209	1,977	858	792	3,186	1,846
Diluted earnings per share (CHF)[1]	0.32	0.53	0.23	0.21	0.85	0.48
Key performance indicators[2]
Profitability
Return on tangible equity (%)	11.0	17.8	8.0	7.5	14.4	8.8
Return on assets, gross (%)	3.1	3.4	2.6	2.9	3.2	2.9
Cost / income ratio (%)	77.4	69.2	93.2	82.8	73.1	82.0
Growth
Net profit growth (%)	(38.8)	130.4	12.6	(24.9)	72.6	10.0
Net new money growth for combined wealth management businesses (%)[3]	1.5	3.8	1.7	1.9	2.6	2.4
Resources
Common equity tier 1 capital ratio (fully applied, %)[4]	14.4	13.7	13.4	13.5	14.4	13.5
Leverage ratio (phase-in, %)[5]	5.4	5.6	5.4	5.3	5.4	5.3
Additional information
Profitability
Return on equity (RoE) (%)	9.4	15.4	6.8	6.4	12.4	7.6
Return on risk-weighted assets, gross (%)[6]	14.5	16.1	12.3	12.5	15.3	12.5
Resources

Total assets	950,168	1,048,850	1,062,478	982,605	950,168	982,605

Equity attributable to UBS Group AG shareholders	50,211	52,359	50,608	49,532	50,211	49,532
Common equity tier 1 capital (fully applied)[4]	30,265	29,566	28,941	30,590	30,265	30,590
Common equity tier 1 capital (phase-in)[4]	38,706	40,779	42,863	41,858	38,706	41,858
Risk-weighted assets (fully applied)[4]	209,777	216,385	216,462	226,736	209,777	226,736
Risk-weighted assets (phase-in)[4]	212,088	219,358	220,877	229,908	212,088	229,908
Common equity tier 1 capital ratio (phase-in, %)[4]	18.2	18.6	19.4	18.2	18.2	18.2

Total capital ratio (fully applied, %)[4]	21.2	20.6	18.9	18.1	21.2	18.1

Total capital ratio (phase-in, %)[4]	25.0	25.9	25.5	23.9	25.0	23.9

Leverage ratio (fully applied, %)[5]	4.7	4.6	4.1	4.2	4.7	4.2
Leverage ratio denominator (fully applied)[5]	944,422	976,934	997,822	980,552	944,422	980,552
Leverage ratio denominator (phase-in)[5]	949,134	982,249	1,004,869	986,577	949,134	986,577
Liquidity coverage ratio (%)[7]	121	122	123	117	121	117
Other
Invested assets (CHF billion)[8]	2,628	2,708	2,734	2,507	2,628	2,507
Personnel (full-time equivalents)	59,648	60,113	60,155	60,087	59,648	60,087
Market capitalization[9]	74,547	68,508	63,526	62,542	74,547	62,542

Total book value per share (CHF)[9]	13.71	14.33	13.94	13.20	13.71	13.20

Tangible book value per share (CHF)[9]	12.04	12.59	12.14	11.54	12.04	11.54

1	Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of the second quarter 2015 report for more information.
2	Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.
3	Based on adjusted net new money which excludes the negative effect on net new money of CHF 6.6 billion in Wealth Management from our balance sheet and capital optimization program in the second quarter of 2015.
4	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the second quarter 2015 report for more information.
5	In accordance with Swiss SRB rules. Refer to the “Capital management” section of the second quarter 2015 report for more information.
6	Based on phase-in Basel III risk-weighted assets.
7	Refer to the “Liquidity and funding management” section of the second quarter 2015 report for more information. Data for periods prior to 31 March 2015 are on a pro-forma basis.
8	Includes invested assets for Retail & Corporate.
9	Refer to the “UBS shares” section of the second quarter 2015 report for more information.

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 5 of 37

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Income statement

	For the quarter ended			% change from		Year-to-date
CHF million, except per share data	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Interest income	3,409	3,172	3,337	7	2	6,581	6,528
Interest expense	(1,918)	(1,535)	(2,095)	25	(8)	(3,454)	(3,714)
Net interest income	1,490	1,637	1,242	(9)	20	3,127	2,814
Credit loss (expense) / recovery	(13)	(16)	(14)	(19)	(7)	(29)	14
Net interest income after credit loss expense	1,478	1,621	1,229	(9)	20	3,098	2,829
Net fee and commission income	4,409	4,401	4,296	0	3	8,810	8,408
Net trading income	1,647	2,135	1,347	(23)	22	3,781	2,704
Other income	285	685	276	(58)	3	970	465

Total operating income	7,818	8,841	7,147	(12)	9	16,659	14,405

Personnel expenses	4,124	4,172	3,842	(1)	7	8,297	7,809
General and administrative expenses	1,695	1,713	1,871	(1)	(9)	3,408	3,550
Depreciation and impairment of property, equipment and software	209	221	197	(5)	6	429	396
Amortization and impairment of intangible assets	30	28	19	7	58	58	39

Total operating expenses	6,059	6,134	5,929	(1)	2	12,193	11,794

Operating profit / (loss) before tax	1,759	2,708	1,218	(35)	44	4,467	2,611
Tax expense / (benefit)	443	670	314	(34)	41	1,113	652
Net profit / (loss)	1,316	2,038	904	(35)	46	3,354	1,958
Net profit / (loss) attributable to preferred noteholders			111				111
Net profit / (loss) attributable to non-controlling interests	106	61	1	74		168	2
Net profit / (loss) attributable to UBS Group AG shareholders	1,209	1,977	792	(39)	53	3,186	1,846

Earnings per share (CHF)
Basic	0.33	0.54	0.21	(39)	57	0.87	0.49
Diluted	0.32	0.53	0.21	(40)	52	0.85	0.48

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 6 of 37

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Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)

	As of or for the quarter ended 30.6.15				As of or for the quarter ended 31.3.15				As of or for the quarter ended 31.12.14
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)

Income statement
Operating income	7,818	7,784	34	0	8,841	8,860	(19)	0	6,746	6,745	1	0
Operating expenses	6,059	6,087	(28)	0	6,134	6,167	(33)	(1)	6,342	6,333	10	0
Operating profit / (loss) before tax	1,759	1,698	61	4	2,708	2,693	15	1	404	412	(8)	(2)
Net profit / (loss)	1,316	1,255	61	5	2,038	2,023	15	1	919	927	(9)	(1)
of which: net profit / (loss) attributable to shareholders	1,209	1,178	31	3	1,977	2,023	(46)	(2)	858	893	(36)	(4)
of which: net profit / (loss) attributable to preferred noteholders	0	76	(76)	(100)	0	0	0		31	31	0	0
of which: net profit / (loss) attributable to non-controlling interests	106	1	105		61	0	61		29	2	27

Balance sheet

Total assets	950,168	951,528	(1,360)	0	1,048,850	1,050,122	(1,272)	0	1,062,478	1,062,327	151	0

Total liabilities	896,915	897,966	(1,051)	0	993,194	994,379	(1,185)	0	1,008,110	1,008,162	(52)	0

Total equity	53,253	53,562	(309)	(1)	55,656	55,742	(86)	0	54,368	54,165	203	0

of which: equity attributable to shareholders	50,211	51,685	(1,474)	(3)	52,359	53,815	(1,456)	(3)	50,608	52,108	(1,500)	(3)
of which: equity attributable to preferred noteholders	0	1,840	(1,840)	(100)	0	1,889	(1,889)	(100)	0	2,013	(2,013)	(100)
of which: equity attributable to non-controlling interests	3,042	38	3,004		3,298	39	3,259		3,760	45	3,715

Capital information (fully applied)
Common equity tier 1 capital	30,265	32,834	(2,569)	(8)	29,566	31,725	(2,159)	(7)	28,941	30,805	(1,864)	(6)
Additional tier 1 capital	3,777	0	3,777		3,949	0	3,949		467	0	467
Tier 2 capital	10,531	9,613	918	10	10,975	10,038	936	9	11,398	10,451	947	9

Total capital	44,573	42,447	2,126	5	44,490	41,763	2,727	7	40,806	41,257	(451)	(1)

Risk-weighted assets	209,777	210,400	(623)	0	216,385	216,893	(508)	0	216,462	217,158	(696)	0
Common equity tier 1 capital ratio (%)	14.4	15.6	(1.2)		13.7	14.6	(0.9)		13.4	14.2	(0.8)

Total capital ratio (%)	21.2	20.2	1.0		20.6	19.3	1.3		18.9	19.0	(0.1)

Leverage ratio denominator	944,422	946,457	(2,035)	0	976,934	978,709	(1,775)	0	997,822	999,124	(1,302)	0
Leverage ratio (%)	4.7	4.5	0.2		4.6	4.3	0.3		4.1	4.1	0.0

Share information
Shares issued (number of shares)	3,759,320,804	3,858,408,466	(99,087,662)	(3)	3,739,518,390	3,844,560,913	(105,042,523)	(3)	3,717,128,324	3,844,560,913	(127,432,589)	(3)
Shares outstanding (number of shares)	3,663,403,008	3,856,268,548	(192,865,540)	(5)	3,654,259,506	3,835,846,436	(181,586,930)	(5)	3,629,256,587	3,842,445,658	(213,189,071)	(6)
Diluted earnings per share (CHF)	0.32	0.31	0.01	3	0.53	0.53	0.00	0	0.23	0.23	0.00	0
Tangible book value per share (CHF)	12.04	11.78	0.26	2	12.59	12.33	0.26	2	12.14	11.80	0.34	3

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 7 of 37

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Additional financial tables UBS Group AG

References in tables to notes in various sections of ‘the’ or ‘this’ report refer to notes contained in the Second Quarter 2015 Report, which will be published on 28 July 2015.

Adjusted results1,2

	For the quarter ended 30.6.15
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	2,080	1,823	952	476	2,355	(41)	138	35	7,818
of which: own credit on financial liabilities designated at fair value[4]							259		259
of which: gain on sale of the Belgian domestic Wealth Management business	56								56
of which: gain from a further partial sale of our investment in Markit					11				11
Operating income (adjusted)	2,024	1,823	952	476	2,344	(41)	(121)	35	7,492

Operating expenses as reported	1,324	1,631	555	346	1,804	212	7	180	6,059
of which: personnel-related restructuring charges[5]	18	0	0	0	0	85	0	7	110
of which: non-personnel-related restructuring charges[5]	10	0	0	0	1	70	0	0	81
of which: restructuring charges allocated from CC – Services to business divisions and other CC units[5]	41	24	16	4	65	(155)	0	6	0
of which: impairment of an intangible asset					11				11
Operating expenses (adjusted)	1,255	1,607	538	342	1,727	212	7	167	5,857

Operating profit / (loss) before tax as reported	756	191	397	130	551	(253)	132	(145)	1,759
Operating profit / (loss) before tax (adjusted)	769	215	414	134	617	(253)	(127)	(132)	1,635

	For the quarter ended 31.3.15
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	2,247	1,801	979	511	2,657	374	313	(41)	8,841
of which: own credit on financial liabilities designated at fair value[4]							226		226
of which: gains on sales of real estate						378			378
of which: gain on sale of a subsidiary	141								141
Operating income (adjusted)	2,106	1,801	979	511	2,657	(4)	87	(41)	8,096

Operating expenses as reported	1,296	1,548	552	343	1,891	337	(4)	171	6,134
of which: personnel-related restructuring charges[5]	3	0	1	0	2	62	0	1	68
of which: non-personnel-related restructuring charges[5]	5	0	0	0	2	230	0	0	237
of which: restructuring charges allocated from CC – Services to business divisions and other CC units[5]	39	24	16	17	66	(173)	0	11	0
Operating expenses (adjusted)	1,250	1,524	536	325	1,821	218	(4)	160	5,829

Operating profit / (loss) before tax as reported	951	253	427	168	766	37	317	(212)	2,708
Operating profit / (loss) before tax (adjusted)	856	277	443	186	836	(222)	91	(201)	2,268

1	Adjusted results are non-GAAP financial measures as defined by SEC regulations.
2	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.
3	Corporate Center – Services operating expenses presented in this table are after service allocations to business divisions and Corporate Center units.
4	Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.
5	Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of the second quarter report for more information.

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 8 of 37

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Adjusted results1,2 (continued)

	For the quarter ended 30.6.14
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,921	1,684	938	465	2,268	5	33	(168)	7,147
of which: own credit on financial liabilities designated at fair value[4]							72		72
of which: gains on sales of real estate						1			1
of which: gain from the partial sale of our investment in Markit					43				43
Operating income (adjusted)	1,921	1,684	938	465	2,225	4	(39)	(168)	7,031

Operating expenses as reported	1,566	1,473	584	359	1,704	(5)	3	245	5,929
of which: personnel-related restructuring charges[5]	3	0	2	0	(1)	24	0	0	28
of which: non-personnel-related restructuring charges[5]	15	0	0	0	2	43	0	0	61
of which: restructuring charges allocated from CC – Services to business divisions and other CC units[5]	19	7	11	2	26	(63)	0	(2)	0
Operating expenses (adjusted)	1,528	1,466	571	357	1,677	(9)	3	247	5,840

Operating profit / (loss) before tax as reported	355	211	354	105	564	10	31	(412)	1,218
Operating profit / (loss) before tax (adjusted)	393	218	367	107	548	13	(41)	(414)	1,191

1	Adjusted results are non-GAAP financial measures as defined by SEC regulations.
2	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.
3	Corporate Center – Services operating expenses presented in this table are after service allocations to business divisions and Corporate Center units.
4	Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.
5	Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for more information.

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 9 of 37

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Adjusted results1,2 (continued)

	Year-to-date 30.6.15
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	4,327	3,624	1,931	987	5,012	333	451	(6)	16,659
of which: own credit on financial liabilities designated at fair value[4]							486		486
of which: gains on sales of real estate						378			378
of which: gain on sale of a subsidiary	141								141
of which: gain on sale of the Belgian domestic Wealth Management business	56								56
of which: gain from a further partial sale of our investment in Markit					11				11
Operating income (adjusted)	4,130	3,624	1,931	987	5,001	(45)	(35)	(6)	15,587

Operating expenses as reported	2,621	3,179	1,106	688	3,695	549	2	351	12,193
of which: personnel-related restructuring charges[5]	21	0	1	0	2	146	0	8	178
of which: non-personnel-related restructuring charges[5]	14	0	0	0	3	300	0	0	318
of which: restructuring charges allocated from CC – Services to business divisions and other CC units[5]	80	48	32	21	131	(328)	0	16	0
of which: impairment of an intangible asset					11				11
Operating expenses (adjusted)	2,506	3,131	1,073	666	3,548	431	2	327	11,686

Operating profit / (loss) before tax as reported	1,707	445	824	299	1,317	(217)	449	(357)	4,467
Operating profit / (loss) before tax (adjusted)	1,625	493	857	321	1,453	(477)	(37)	(333)	3,902

	Year-to-date 30.6.14
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	3,865	3,345	1,870	916	4,468	14	83	(156)	14,405
of which: own credit on financial liabilities designated at fair value[4]							160		160
of which: gains on sales of real estate						24			24
of which: gain from the partial sale of our investment in Markit					43				43
Operating income (adjusted)	3,865	3,345	1,870	916	4,425	(10)	(77)	(156)	14,178

Operating expenses as reported	2,891	2,892	1,130	688	3,469	230	(5)	499	11,794
of which: personnel-related restructuring charges[5]	13	0	2	0	62	84	0	0	161
of which: non-personnel-related restructuring charges[5]	23	0	0	0	33	76	0	0	132
of which: restructuring charges allocated from CC – Services to business divisions and other CC units[5]	42	18	25	6	56	(154)	0	7	0
Operating expenses (adjusted)	2,813	2,874	1,103	682	3,318	224	(5)	492	11,501

Operating profit / (loss) before tax as reported	974	453	740	228	999	(215)	88	(654)	2,611
Operating profit / (loss) before tax (adjusted)	1,052	471	767	234	1,107	(233)	(72)	(647)	2,677

1	Adjusted results are non-GAAP financial measures as defined by SEC regulations.
2	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.
3	Corporate Center – Services operating expenses presented in this table are after service allocations to business divisions and Corporate Center units.
4	Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.
5	Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for more information.

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 10 of 37

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Return on equity

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14

Net profit
Net profit attributable to UBS Group AG shareholders	1,209	1,977	792	(39)	53	3,186	1,846
Amortization and impairment of intangible assets	30	28	19	7	58	58	39
Pre-tax adjustment items[1]	(135)	(440)	(27)	(69)	400	(576)	66
Tax effect on adjustment items[2]	(22)	52	(8)		175	30	(47)
Adjusted net profit attributable to UBS Group AG shareholders[3]	1,082	1,617	776	(33)	39	2,698	1,904

Equity
Equity attributable to UBS Group AG shareholders	50,211	52,359	49,532	(4)	1	50,211	49,532
Less: goodwill and intangible assets[4]	6,101	6,342	6,229	(4)	(2)	6,101	6,229
Tangible equity attributable to UBS Group AG shareholders	44,110	46,017	43,303	(4)	2	44,110	43,303

Return on equity
Return on equity (%)	9.4	15.4	6.4			12.4	7.6
Return on tangible equity (%)	11.0	17.8	7.5			14.4	8.8
Adjusted return on tangible equity (%)	9.6	14.4	7.2			12.0	8.9

1	Refer to the table “Adjusted results” in this section for more information.
2	Generally reflects an indicative tax rate of 22% on pre-tax adjustment items, apart from own credit on financial liabilities designated at fair value, which has a lower indicative tax rate of 2%.
3	Net profit attributable to UBS Group AG shareholders excluding amortization and impairment of intangible assets, pre-tax adjustment items and tax effect on pre-tax adjustment items.
4	Goodwill and intangible assets used in the calculation of tangible equity attributable to UBS Group AG shareholders have been adjusted to reflect the non-controlling interests in UBS AG, where applicable.

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 11 of 37

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Wealth Management1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Net interest income	568	560	518	1	10	1,128	1,013
Recurring net fee income	976	949	922	3	6	1,925	1,819
Transaction-based income	459	589	472	(22)	(3)	1,048	1,014
Other income	78	149	7	(48)		227	16
Income	2,081	2,246	1,919	(7)	8	4,327	3,862
Credit loss (expense) / recovery	(1)	1	2			0	3

Total operating income	2,080	2,247	1,921	(7)	8	4,327	3,865

Personnel expenses	656	661	603	(1)	9	1,316	1,232
General and administrative expenses	134	111	425	21	(68)	245	614
Services (to) / from other business divisions and Corporate Center	533	521	536	2	(1)	1,055	1,040
of which: services from CC – Services	519	508	522	2	(1)	1,027	1,008
Depreciation and impairment of property, equipment and software	1	2	1	(50)	0	3	2
Amortization and impairment of intangible assets	1	1	1	0	0	2	3

Total operating expenses[2]	1,324	1,296	1,566	2	(15)	2,621	2,891

Business division operating profit / (loss) before tax	756	951	355	(21)	113	1,707	974
Key performance indicators[3]
Pre-tax profit growth (%)	(20.5)	47.2	(42.6)			75.3	(20.2)
Cost / income ratio (%)	63.6	57.7	81.6			60.6	74.9
Net new money growth (%)[4]	3.5	5.8	4.8			4.6	4.9
Gross margin on invested assets (bps)	87	92	84	(5)	4	89	86
Net margin on invested assets (bps)	32	39	16	(18)	100	35	22
Additional information
Recurring income	1,544	1,509	1,440	2	7	3,053	2,832
Recurring income as a % of income (%)	74.2	67.2	75.0			70.6	73.3
Average attributed equity (CHF billion)[5]	3.4	3.6	3.4	(6)	0	3.5	3.4
Return on attributed equity (%)	88.9	105.7	41.8			97.5	57.3
Risk-weighted assets (fully applied, CHF billion)[6]	25.8	25.7	22.1	0	17	25.8	22.1
Risk-weighted assets (phase-in, CHF billion)[6]	25.8	26.0	22.6	(1)	14	25.8	22.6
Return on risk-weighted assets, gross (%)[7]	32.1	34.7	34.6			33.4	35.3
Leverage ratio denominator (phase-in, CHF billion)[8]	129.7	134.2	129.0	(3)	1	129.7	129.0
Goodwill and intangible assets (CHF billion)	1.3	1.3	1.3	0	0	1.3	1.3
Net new money (CHF billion)	1.8	14.4	10.7			16.1	21.6
Net new money adjusted (CHF billion)[9]	8.4	14.4	10.7			22.7	21.6
Invested assets (CHF billion)	945	970	928	(3)	2	945	928
Client assets (CHF billion)	1,115	1,142	1,083	(2)	3	1,115	1,083
Loans, gross (CHF billion)	110.9	110.8	105.3	0	5	110.9	105.3
Due to customers (CHF billion)	173.2	188.4	187.5	(8)	(8)	173.2	187.5
Personnel (full-time equivalents)	10,257	10,366	10,243	(1)	0	10,257	10,243
Client advisors (full-time equivalents)	4,079	4,326	4,245	(6)	(4)	4,079	4,245

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.
2	Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for information on restructuring charges.
3	Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.
4	Based on adjusted net new money.
5	Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.
6	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.
7	Based on phase-in Basel III risk-weighted assets.
8	In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.
9	Adjusted net new money excludes the negative effect on net new money of CHF 6.6 billion from our balance sheet and capital optimization program in the second quarter of 2015.

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 12 of 37

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Regional breakdown of key figures1,2

As of or for the quarter ended 30.6.15	Europe	Asia Pacific	Switzerland	Emerging markets	of which: ultra high net worth		of which: Global Family Office[3]
Net new money (CHF billion)	0.6	3.4	0.8	(2.5)	2.8		1.1
Net new money adjusted (CHF billion)[4]	1.8	4.5	2.4	0.1	7.1		2.3
Net new money growth (%)[5]	2.1	6.5	5.4	0.2	5.6		12.4
Invested assets (CHF billion)	340	274	172	157	494		76
Gross margin on invested assets (bps)[6]	87	82	90	94	56		37	[7]
Client advisors (full-time equivalents)	1,392	1,127	760	714	708	[8]

1	Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.
2	Based on the Wealth Management business area structure, and excluding minor functions with 86 client advisors, and CHF 2 billion of invested assets, and CHF 0.5 billion of net new money outflows in the second quarter of 2015.
3	Joint venture between Wealth Management and the Investment Bank. Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.
4	Adjusted net new money excludes the negative effect on net new money from our balance sheet and capital optimization program in the second quarter of 2015.
5	Based on adjusted net new money.
6	Includes the effect of a gain of CHF 56 million on the sale of our Belgian domestic business. Excluding this, the adjusted gross margin for Europe was 80 basis points and 55 basis points for ultra high net worth clients.
7	Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management is 24 basis points.
8	Represents client advisors who exclusively serve ultra high net worth clients. In addition to these, other client advisors may also serve certain ultra high net worth clients, but not exclusively.

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 13 of 37

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Wealth Management Americas – in US dollars1

	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Net interest income	301	277	261	9	15	579	511
Recurring net fee income	1,217	1,186	1,163	3	5	2,404	2,282
Transaction-based income	425	432	464	(2)	(8)	857	936
Other income	4	5	12	(20)	(67)	9	17
Income	1,947	1,901	1,900	2	2	3,848	3,747
Credit loss (expense) / recovery	0	0	(2)		(100)	0	17

Total operating income	1,947	1,901	1,898	2	3	3,848	3,764

Personnel expenses	1,199	1,185	1,186	1	1	2,383	2,332
Financial advisor compensation[2]	750	731	742	3	1	1,482	1,450
Compensation commitments with recruited financial advisors[3]	188	186	184	1	2	374	364
Salaries and other personnel costs	260	267	260	(3)	0	527	518
General and administrative expenses	213	126	153	69	39	339	292
Services (to) / from other business divisions and Corporate Center	317	309	308	3	3	625	603
of which: services from CC – Services	314	305	304	3	3	619	595
Depreciation and impairment of property, equipment and software	1	1	0	0		1	0
Amortization and impairment of intangible assets	13	13	13	0	0	26	26

Total operating expenses[4]	1,743	1,633	1,660	7	5	3,375	3,254

Business division operating profit / (loss) before tax	205	268	238	(24)	(14)	473	510

Key performance indicators[5]
Pre-tax profit growth (%)	(23.5)	23.5	(12.5)			(7.3)	12.1
Cost / income ratio (%)	89.5	85.9	87.4			87.7	86.8
Net new money growth (%)	(0.3)	1.9	(1.0)			0.8	(0.1)
Gross margin on invested assets (bps)	74	73	76	1	(3)	74	76
Net margin on invested assets (bps)	8	10	10	(20)	(20)	9	10

Additional information
Recurring income	1,519	1,463	1,424	4	7	2,982	2,793
Recurring income as a % of income (%)	78.0	77.0	74.9			77.5	74.5
Average attributed equity (USD billion)[6]	2.6	2.5	2.9	4	(10)	2.6	3.0
Return on attributed equity (%)	31.5	42.9	32.8			37.1	34.6
Risk-weighted assets (fully applied, USD billion)[7]	23.0	22.4	28.0	3	(18)	23.0	28.0
Risk-weighted assets (phase-in, USD billion)[7]	23.0	22.6	28.2	2	(18)	23.0	28.2
Return on risk-weighted assets, gross (%)[8]	34.2	34.1	27.1			34.1	26.9
Leverage ratio denominator (phase-in, USD billion)[9]	60.7	57.9	63.7	5	(5)	60.7	63.7
Goodwill and intangible assets (USD billion)	3.7	3.7	3.8	0	(3)	3.7	3.8
Net new money (USD billion)	(0.7)	4.8	(2.5)			4.0	(0.4)
Net new money including interest and dividend income (USD billion)[10]	5.1	10.3	3.2			15.4	10.8
Invested assets (USD billion)	1,045	1,050	1,017	0	3	1,045	1,017
Client assets (USD billion)	1,099	1,104	1,073	0	2	1,099	1,073
Loans, gross (USD billion)	47.3	45.5	41.7	4	13	47.3	41.7
Due to customers (USD billion)	73.4	74.5	67.6	(1)	9	73.4	67.6
Recruitment loans to financial advisors	2,853	2,871	2,985	(1)	(4)	2,853	2,985
Other loans to financial advisors	455	487	402	(7)	13	455	402
Personnel (full-time equivalents)	13,235	13,275	13,558	0	(2)	13,235	13,558
Financial advisors (full-time equivalents)	6,948	6,982	7,119	0	(2)	6,948	7,119

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 14 of 37

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1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.
2	Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.
3	Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.
4	Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for information on restructuring charges.
5	Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.
6	Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.
7	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.
8	Based on phase-in Basel III risk-weighted assets.
9	In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.
10	Presented in line with historical reporting practice in the US market.

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 15 of 37

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Wealth Management Americas – in Swiss francs1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Net interest income	282	263	232	7	22	545	454
Recurring net fee income	1,140	1,124	1,032	1	10	2,263	2,028
Transaction-based income	398	410	412	(3)	(3)	807	832
Other income	3	5	10	(40)	(70)	8	15
Income	1,823	1,801	1,686	1	8	3,624	3,330
Credit loss (expense) / recovery	0	0	(2)		(100)	0	15

Total operating income	1,823	1,801	1,684	1	8	3,624	3,345

Personnel expenses	1,122	1,123	1,053	0	7	2,245	2,073
Financial advisor compensation[2]	702	693	659	1	7	1,396	1,289
Compensation commitments with recruited financial advisors[3]	176	177	163	(1)	8	353	323
Salaries and other personnel costs	244	253	231	(4)	6	497	461
General and administrative expenses	199	120	136	66	46	319	260
Services (to) / from other business divisions and Corporate Center	297	293	273	1	9	589	536
of which: services from CC – Services	293	289	269	1	9	583	528
Depreciation and impairment of property, equipment and software	1	1	0	0		1	0
Amortization and impairment of intangible assets	12	12	12	0	0	25	23

Total operating expenses[4]	1,631	1,548	1,473	5	11	3,179	2,892

Business division operating profit / (loss) before tax	191	253	211	(25)	(9)	445	453

Key performance indicators[5]
Pre-tax profit growth (%)	(24.5)	19.9	(12.8)			(1.8)	6.1
Cost / income ratio (%)	89.5	86.0	87.4			87.7	86.8
Net new money growth (%)	(0.3)	1.8	(1.0)			0.8	(0.1)
Gross margin on invested assets (bps)	73	70	76	4	(4)	72	76
Net margin on invested assets (bps)	8	10	10	(20)	(20)	9	10

Additional information
Recurring income	1,422	1,387	1,264	3	13	2,808	2,482
Recurring income as a % of income (%)	78.0	77.0	75.0			77.5	74.5
Average attributed equity (CHF billion)[6]	2.4	2.4	2.6	0	(8)	2.4	2.7
Return on attributed equity (%)	31.8	42.2	32.5			37.1	34.2
Risk-weighted assets (fully applied, CHF billion)[7]	21.5	21.8	24.8	(1)	(13)	21.5	24.8
Risk-weighted assets (phase-in, CHF billion)[7]	21.5	21.9	25.0	(2)	(14)	21.5	25.0
Return on risk-weighted assets, gross (%)[8]	33.6	32.9	27.2			33.2	27.0
Leverage ratio denominator (phase-in, CHF billion)[9]	56.8	56.3	56.5	1	1	56.8	56.5
Goodwill and intangible assets (CHF billion)	3.5	3.6	3.4	(3)	3	3.5	3.4
Net new money (CHF billion)	(0.7)	4.6	(2.2)			3.9	(0.3)
Net new money including interest and dividend income (CHF billion)[10]	4.8	9.8	2.8			14.6	9.6
Invested assets (CHF billion)	977	1,021	902	(4)	8	977	902
Client assets (CHF billion)	1,028	1,073	951	(4)	8	1,028	951
Loans, gross (CHF billion)	44.2	44.2	37.0	0	19	44.2	37.0
Due to customers (CHF billion)	68.6	72.4	59.9	(5)	15	68.6	59.9
Recruitment loans to financial advisors	2,668	2,791	2,647	(4)	1	2,668	2,647
Other loans to financial advisors	425	473	356	(10)	19	425	356
Personnel (full-time equivalents)	13,235	13,275	13,558	0	(2)	13,235	13,558
Financial advisors (full-time equivalents)	6,948	6,982	7,119	0	(2)	6,948	7,119

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 16 of 37

Investor Relations
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1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.
2	Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.
3	Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.
4	Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for information on restructuring charges.
5	Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.
6	Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.
7	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.
8	Based on phase-in Basel III risk-weighted assets.
9	In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.
10	Presented in line with historical reporting practice in the US market.

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 17 of 37

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Retail & Corporate1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Net interest income	560	568	541	(1)	4	1,128	1,063
Recurring net fee income	135	134	138	1	(2)	269	283
Transaction-based income	241	284	247	(15)	(2)	525	481
Other income	21	13	20	62	5	35	39
Income	956	1,000	945	(4)	1	1,956	1,866
Credit loss (expense) / recovery	(4)	(21)	(8)	(81)	(50)	(25)	4

Total operating income	952	979	938	(3)	1	1,931	1,870

Personnel expenses	221	226	216	(2)	2	447	440
General and administrative expenses	64	53	97	21	(34)	117	157
Services (to) / from other business divisions and Corporate Center	265	268	267	(1)	(1)	534	525
of which: services from CC – Services	292	292	293	0	0	584	581
Depreciation and impairment of property, equipment and software	4	4	4	0	0	8	8
Amortization and impairment of intangible assets	0	0	0			0	0

Total operating expenses[2]	555	552	584	1	(5)	1,106	1,130

Business division operating profit / (loss) before tax	397	427	354	(7)	12	824	740

Key performance indicators[3]
Pre-tax profit growth (%)	(7.0)	25.6	(8.3)			11.4	2.2
Cost / income ratio (%)	58.1	55.2	61.8			56.5	60.6
Net interest margin (bps)	164	165	158	(1)	4	165	155
Net new business volume growth for retail business (%)	3.1	3.1	2.5			3.2	3.4

Additional information
Average attributed equity (CHF billion)[4]	3.9	4.0	4.1	(3)	(5)	4.0	4.2
Return on attributed equity (%)	40.7	42.7	34.5			41.7	35.7
Risk-weighted assets (fully applied, CHF billion)[5]	34.7	34.6	31.5	0	10	34.7	31.5
Risk-weighted assets (phase-in, CHF billion)[5]	34.7	35.6	33.0	(3)	5	34.7	33.0
Return on risk-weighted assets, gross (%)[6]	10.9	11.4	11.4			11.2	11.3
Leverage ratio denominator (phase-in, CHF billion)[7]	162.4	163.7	164.8	(1)	(1)	162.4	164.8
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0			0.0	0.0
Business volume for retail business (CHF billion)	144	143	142	1	1	144	142
Net new business volume for retail business (CHF billion)	1.1	1.1	0.9			2.3	2.4
Client assets (CHF billion)	435	441	415	(1)	5	435	415
Due to customers (CHF billion)	129.4	131.3	131.6	(1)	(2)	129.4	131.6
Loans, gross (CHF billion)	135.8	137.3	137.3	(1)	(1)	135.8	137.3
Secured loan portfolio as a % of total loan portfolio, gross (%)	93.4	93.2	93.0			93.4	93.0
Impaired loan portfolio as a % of total loan portfolio, gross (%)[8]	0.7	0.8	0.6			0.7	0.6
Personnel (full-time equivalents)	5,086	5,157	5,210	(1)	(2)	5,086	5,210

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.
2	Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for information on restructuring charges.
3	Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.
4	Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.
5	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.
6	Based on phase-in Basel III risk-weighted assets.
7	In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.
8	Refer to the “Risk management and control” section of this report for more information on impairment ratios.

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 18 of 37

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Global Asset Management1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Net management fees[2]	456	443	427	3	7	900	831
Performance fees	20	68	38	(71)	(47)	87	85

Total operating income	476	511	465	(7)	2	987	916

Personnel expenses	175	167	153	5	14	342	301
General and administrative expenses	55	55	92	0	(40)	110	158
Services (to) / from other business divisions and Corporate Center	114	119	112	(4)	2	233	224
of which: services from CC – Services	118	123	115	(4)	3	241	231
Depreciation and impairment of property, equipment and software	0	0	0			1	1
Amortization and impairment of intangible assets	1	2	2	(50)	(50)	3	4

Total operating expenses[3]	346	343	359	1	(4)	688	688

Business division operating profit / (loss) before tax	130	168	105	(23)	24	299	228
Key performance indicators[4]
Pre-tax profit growth (%)	(22.6)	97.6	(13.9)			31.1	(30.5)
Cost / income ratio (%)	72.7	67.1	77.2			69.7	75.1
Net new money growth excluding money market flows (%)	5.5	5.0	8.7			5.3	9.5
Gross margin on invested assets (bps)	29	31	31	(6)	(6)	30	31
Net margin on invested assets (bps)	8	10	7	(20)	14	9	8
Information by business line
Operating Income
Traditional investments	279	276	270	1	3	555	531
O’Connor and A&Q	38	80	61	(53)	(38)	119	127
Global real estate	92	93	80	(1)	15	185	153
Infrastructure and private equity	15	14	11	7	36	29	20
Fund services	51	48	43	6	19	99	85

Total operating income	476	511	465	(7)	2	987	916

Gross margin on invested assets (bps)
Traditional investments	20	19	20	5	0	20	20
O’Connor and A&Q	41	89	80	(54)	(49)	65	86
Global real estate	78	80	79	(3)	(1)	79	75
Infrastructure and private equity	67	62	52	8	29	64	48

Total gross margin	29	31	31	(6)	(6)	30	31

Net new money (CHF billion)
Traditional investments	6.3	2.4	6.1			8.7	13.5
O’Connor and A&Q	1.3	2.2	1.4			3.5	3.2
Global real estate	1.3	0.5	0.6			1.8	1.0
Infrastructure and private equity	0.1	0.0	0.0			0.1	(0.1)

Total net new money	9.0	5.1	8.0			14.1	17.6

Net new money excluding money market flows	8.3	7.5	11.6			15.8	24.6
of which: from third parties	5.3	2.5	8.7			7.8	17.7
of which: from UBS’s wealth management businesses	3.0	5.1	2.9			8.0	6.9
Money market flows	0.7	(2.4)	(3.6)			(1.7)	(7.0)
of which: from third parties	1.7	(1.2)	(0.4)			0.5	(1.1)
of which: from UBS’s wealth management businesses	(1.0)	(1.2)	(3.2)			(2.2)	(5.8)
Invested assets (CHF billion)
Traditional investments	557	568	540	(2)	3	557	540
O’Connor and A&Q	37	37	31	0	19	37	31
Global real estate	47	47	41	0	15	47	41
Infrastructure and private equity	9	9	9	0	0	9	9

Total invested assets	650	661	621	(2)	5	650	621

of which: excluding money market funds	592	601	563	(1)	5	592	563
of which: money market funds	58	60	58	(3)	0	58	58

Assets under administration by fund services
Assets under administration (CHF billion)[2]	520	521	470	0	11	520	470
Net new assets under administration (CHF billion)[3]	11.6	5.8	8.2			17.3	25.0
Gross margin on assets under administration (bps)	4	4	4	0	0	4	4

Additional information
Average attributed equity (CHF billion)[4]	1.6	1.7	1.7	(6)	(6)	1.7	1.7
Return on attributed equity (%)	32.5	39.5	24.7			36.2	26.8
Risk-weighted assets (fully applied, CHF billion)[5]	3.4	3.5	3.5	(3)	(3)	3.4	3.5
Risk-weighted assets (phase-in, CHF billion)[5]	3.4	3.5	3.6	(3)	(6)	3.4	3.6
Return on risk-weighted assets, gross (%)[6]	55.2	55.2	51.7			55.2	50.2
Leverage ratio denominator (phase-in, CHF billion)[7]	14.2	14.0	14.2	1	0	14.2	14.2
Goodwill and intangible assets (CHF billion)	1.3	1.4	1.4	(7)	(7)	1.3	1.4
Personnel (full-time equivalents)	2,434	2,369	2,260	3	8	2,434	2,260

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 19 of 37

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1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.
2	Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.
3	Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for information on restructuring charges.
4	Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators. In the second quarter of 2014, the definition of the net new money growth key performance indicator was amended. Refer to the “Regulatory and legal developments and financial reporting changes” section of our second quarter 2014 report for more information.
5	This includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.
6	Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.
7	Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.
8	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.
9	Based on phase-in Basel III risk-weighted assets.
10	In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 20 of 37

Investor Relations
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Investment Bank1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Corporate Client Solutions	822	779	981	6	(16)	1,601	1,748
Advisory	184	172	165	7	12	356	318
Equity Capital Markets	337	306	349	10	(3)	643	545
Debt Capital Markets	180	143	371	26	(51)	323	674
Financing Solutions	106	119	113	(11)	(6)	225	239
Risk Management	15	39	(17)	(62)		54	(28)
Investor Client Services	1,540	1,877	1,293	(18)	19	3,417	2,725
Equities	1,128	1,156	869	(2)	30	2,284	1,890
Foreign Exchange, Rates and Credit	413	721	424	(43)	(3)	1,133	836
Income	2,363	2,655	2,274	(11)	4	5,018	4,473
Credit loss (expense) / recovery	(8)	2	(6)		33	(6)	(6)

Total operating income	2,355	2,657	2,268	(11)	4	5,012	4,468

Personnel expenses	940	1,008	875	(7)	7	1,948	1,786
General and administrative expenses	162	189	179	(14)	(9)	351	353
Services (to) / from other business divisions and Corporate Center	685	681	641	1	7	1,366	1,305
of which: services from CC – Services	669	667	635	0	5	1,336	1,284
Depreciation and impairment of property, equipment and software	6	6	6	0	0	13	20
Amortization and impairment of intangible assets	11	7	3	57	267	18	6

Total operating expenses[2]	1,804	1,891	1,704	(5)	6	3,695	3,469

Business division operating profit / (loss) before tax	551	766	564	(28)	(2)	1,317	999

Key performance indicators[3]
Pre-tax profit growth (%)	(28.1)	253.0	29.7			31.8	(39.3)
Cost / income ratio (%)	76.3	71.2	74.9			73.6	77.6
Return on attributed equity (%)	30.2	42.0	30.5			36.1	26.1
Return on assets, gross (%)	3.3	3.6	3.7			3.5	3.7
Average VaR (1-day, 95% confidence, 5 years of historical data)	11	13	11	(15)	0	12	12

Additional information

Total assets (CHF billion)[2]	263.8	303.2	244.8	(13)	8	263.8	244.8

Funded assets (CHF billion)[3]	176.2	174.6	181.9	1	(3)	176.2	181.9
Average attributed equity (CHF billion)[4]	7.3	7.3	7.4	0	(1)	7.3	7.7
Risk-weighted assets (fully applied, CHF billion)[5]	63.3	64.1	68.0	(1)	(7)	63.3	68.0
Risk-weighted assets (phase-in, CHF billion)[5]	63.3	64.2	68.3	(1)	(7)	63.3	68.3
Return on risk-weighted assets, gross (%)[6]	14.8	16.2	13.9			15.5	14.0
Leverage ratio denominator (phase-in, CHF billion)[7]	289.9	294.2	278.2	(1)	4	289.9	278.2
Goodwill and intangible assets (CHF billion)	0.1	0.1	0.1	0	0	0.1	0.1
Compensation ratio (%)	39.8	38.0	38.5			38.8	39.9
Impaired loan portfolio as a % of total loan portfolio, gross (%)[8]	0.2	0.2	0.3			0.2	0.3
Personnel (full-time equivalents)	5,192	5,276	5,167	(2)	0	5,192	5,167

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.
2	Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for information on restructuring charges.
3	Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.
4	Based on third-party view, i.e., without intercompany balances.
5	Funded assets are defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives.
6	Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.
7	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.
8	Based on phase-in Basel III risk-weighted assets.
9	In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.
10	Refer to the “Risk management and control” section of this report for more information on impairment ratios.

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 21 of 37

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Corporate Center1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Total operating income	131	646	(129)	(80)		778	(59)

Personnel expenses	1,011	988	941	2	7	1,999	1,977
General and administrative expenses	1,081	1,185	943	(9)	15	2,266	2,008
Services (to) / from business divisions	(1,895)	(1,882)	(1,829)	1	4	(3,776)	(3,630)
Depreciation and impairment of property, equipment and software	196	207	185	(5)	6	403	365
Amortization and impairment of intangible assets	5	5	2	0	150	11	3

Total operating expenses[2]	399	504	242	(21)	65	903	723

Operating profit / (loss) before tax	(267)	142	(371)		(28)	(125)	(782)

Additional information
Average attributed equity (CHF billion)[3]	25.9	26.1	20.5	(1)	26	26.0	20.9

Total assets (CHF billion)[4]	351.0	407.2	414.9	(14)	(15)	351.0	414.9

Risk-weighted assets (fully applied, CHF billion)[5]	61.1	66.8	76.7	(9)	(20)	61.1	76.7
Risk-weighted assets (phase-in, CHF billion)[5]	63.4	68.1	77.5	(7)	(18)	63.4	77.5
Leverage ratio denominator (phase-in, CHF billion)[6]	296.1	319.9	344.0	(7)	(14)	296.1	344.0
Personnel (full-time equivalents)	23,443	23,670	23,649	(1)	(1)	23,443	23,649

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.
2	Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for information on restructuring charges.
3	Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.
4	Based on third-party view, i.e., without intercompany balances.
5	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.
6	In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 22 of 37

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Corporate Center – Services1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Total operating income	(41)	374	5			333	14

Personnel expenses	965	950	903	2	7	1,915	1,898
General and administrative expenses	1,027	1,139	841	(10)	22	2,166	1,818
Depreciation and impairment of property, equipment and software	196	207	185	(5)	6	403	365
Amortization and impairment of intangible assets	5	5	1	0	400	11	2

Total operating expenses before allocations to business divisions and other CC units	2,194	2,301	1,930	(5)	14	4,495	4,084

Services (to) / from business divisions and other CC units	(1,982)	(1,964)	(1,935)	1	2	(3,946)	(3,854)
of which: services to Wealth Management	(519)	(508)	(522)	2	(1)	(1,027)	(1,008)
of which: services to Wealth Management Americas	(293)	(289)	(269)	1	9	(583)	(528)
of which: services to Retail & Corporate	(292)	(292)	(293)	0	0	(584)	(581)
of which: services to Global Asset Management	(118)	(123)	(115)	(4)	3	(241)	(231)
of which: services to Investment Bank	(669)	(667)	(635)	0	5	(1,336)	(1,284)
of which: services to CC – Group ALM	(19)	(14)	(20)	36	(5)	(34)	(40)
of which: services to CC – Non-core and Legacy Portfolio	(79)	(80)	(87)	(1)	(9)	(159)	(193)

Total operating expenses[2]	212	337	(5)	(37)		549	230

Operating profit / (loss) before tax	(253)	37	10			(217)	(215)

Additional information
Average attributed equity (CHF billion)[3]	1.5	1.2	1.0	25	50	1.4	1.0

Total assets (CHF billion)[4]	19.3	19.5	17.3	(1)	12	19.3	17.3

Risk-weighted assets (fully applied, CHF billion)[5]	20.3	23.2	17.9	(13)	13	20.3	17.9
Risk-weighted assets (phase-in, CHF billion)[5]	22.6	24.5	18.7	(8)	21	22.6	18.7
Leverage ratio denominator (phase-in, CHF billion)[6]	9.5	4.3	5.4	121	76	9.5	5.4
Personnel (full-time equivalents)	23,221	23,424	23,368	(1)	(1)	23,221	23,368

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.
2	Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for information on restructuring charges.
3	Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.
4	Based on third-party view, i.e., without intercompany balances.
5	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.
6	In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 23 of 37

Investor Relations
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Media Relations
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Corporate Center – Group ALM1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Gross income excluding own credit	70	376	205	(81)	(66)	445	372
Allocations to business divisions and other CC units	(191)	(289)	(243)	(34)	(21)	(480)	(449)
of which: Wealth Management	(105)	(131)	(105)	(20)	0	(236)	(202)
of which: Wealth Management Americas	(29)	(23)	(27)	26	7	(52)	(54)
of which: Retail & Corporate	(88)	(122)	(107)	(28)	(18)	(210)	(196)
of which: Global Asset Management	(4)	(5)	(7)	(20)	(43)	(9)	(12)
of which: Investment Bank	52	34	31	53	68	86	67
of which: CC – Services	(31)	(54)	(52)	(43)	(40)	(86)	(105)
of which: CC – Non-core and Legacy Portfolio	15	12	24	25	(38)	27	52
Own credit[2]	259	226	72	15	260	486	160

Total operating income	138	313	33	(56)	318	451	83

Personnel expenses	7	8	7	(13)	0	15	10
General and administrative expenses	4	4	7	0	(43)	8	9
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	0
Services (to) / from business divisions and other CC units	(5)	(15)	(11)	(67)	(55)	(20)	(24)
of which: Wealth Management	(6)	(8)	(4)	(25)	50	(13)	(9)
of which: Wealth Management Americas	(1)	(1)	(1)	0	0	(2)	(3)
of which: Retail & Corporate	(3)	(4)	(2)	(25)	50	(7)	(4)
of which: Global Asset Management	0	0	(1)		(100)	0	(1)
of which: Investment Bank	(9)	(11)	(13)	(18)	(31)	(20)	(27)
of which: CC – Services	19	14	20	36	(5)	34	40
of which: CC – Non-core and Legacy Portfolio	(5)	(6)	(10)	(17)	(50)	(11)	(20)

Total operating expenses[3]	7	(4)	3		133	2	(5)

Operating profit / (loss) before tax	132	317	31	(58)	326	449	88

Additional information
Average attributed equity (CHF billion)[4]	3.3	3.4	3.3	(3)	0	3.4	3.2

Total assets (CHF billion)[5]	218.3	227.6	213.7	(4)	2	218.3	213.7

Risk-weighted assets (fully applied, CHF billion)[6]	9.2	7.9	6.9	16	33	9.2	6.9
Risk-weighted assets (phase-in, CHF billion)[6]	9.2	7.9	6.9	16	33	9.2	6.9
Leverage ratio denominator (phase-in, CHF billion)[7]	216.2	231.4	217.7	(7)	(1)	216.2	217.7
Personnel (full-time equivalents)	122	122	121	0	1	122	121

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.
2	Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held on 30 June 2015 amounts to CHF 0.2 billion. This gain has reduced the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.
3	Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for information on restructuring charges.
4	Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.
5	Based on third-party view, i.e., without intercompany balances.
6	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.
7	In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 24 of 37

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Corporate Center – Non-core and Legacy Portfolio1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Income	35	(43)	(166)			(8)	(154)
Credit loss (expense) / recovery[2]	0	2	(2)	(100)	(100)	2	(2)

Total operating income	35	(41)	(168)			(6)	(156)

Personnel expenses	38	31	32	23	19	69	69
General and administrative expenses	50	42	95	19	(47)	92	180
Services (to) / from business divisions and other CC units	92	97	118	(5)	(22)	190	248
of which: services from CC – Services	79	80	87	(1)	(9)	159	193
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	1

Total operating expenses[3]	180	171	245	5	(27)	351	499

Operating profit / (loss) before tax	(145)	(212)	(412)	(32)	(65)	(357)	(654)

Additional information
Average attributed equity (CHF billion)[4]	2.9	3.3	5.1	(12)	(43)	3.1	5.6

Total assets (CHF billion)[5]	113.4	160.1	183.9	(29)	(38)	113.4	183.9

Risk-weighted assets (fully applied, CHF billion)[6]	31.6	35.7	51.9	(11)	(39)	31.6	51.9
Risk-weighted assets (phase-in, CHF billion)[6]	31.6	35.7	51.9	(11)	(39)	31.6	51.9
Leverage ratio denominator (phase-in, CHF billion)[7]	70.4	84.2	120.8	(16)	(42)	70.4	120.8
Personnel (full-time equivalents)	101	125	160	(19)	(37)	101	160

1	Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.
2	Includes credit loss (expense) / recovery on reclassified and acquired securities.
3	Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for information on restructuring charges.
4	Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.
5	Based on third-party view, i.e., without intercompany balances.
6	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.
7	In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

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Risk measures and performance

				30.6.15
	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio
CHF billion, as of or for the quarter ended
Risk-weighted assets (fully applied)[1]	25.8	21.5	34.7	3.4	63.3	20.3	9.2	31.6
of which: credit risk	12.8	7.8	33.1	2.4	35.3	1.6	5.5	8.8
of which: market risk	0.0	1.3	0.0	0.0	10.7	(5.6)[2]	3.5	2.8
of which: operational risk	12.9	12.3	1.6	0.9	17.3	9.5	0.1	20.0
Leverage ratio denominator (fully applied)[3]	129.7	56.8	162.4	14.2	289.9	4.8	216.2	70.4
Risk-based capital[4,5]	1.3	1.2	3.3	0.4	7.4	2.0	4.2	2.9
Average tangible attributed equity[6]	2.7	1.8	3.9	0.4	7.2	1.5	3.2	2.9

Total assets	124.6	55.3	141.3	14.2	263.8	19.3	218.3	113.4

Operating profit / (loss) before tax (adjusted)[7]	0.8	0.2	0.4	0.1	0.6	(0.3)	(0.1)	(0.1)

				31.3.15
	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio
CHF billion, as of or for the quarter ended
Risk-weighted assets (fully applied)[1]	25.7	21.8	34.6	3.5	64.1	23.2	7.9	35.7
of which: credit risk	12.6	8.4	33.0	2.5	33.9	1.2	4.6	11.7
of which: market risk	0.0	1.1	0.0	0.0	11.6	(4.7)[2]	3.2	3.9
of which: operational risk	12.9	12.3	1.5	0.9	18.5	12.4	0.1	20.1
Leverage ratio denominator (fully applied)[3]	134.2	56.3	163.7	14.0	294.2	(1.0)	231.4	84.2
Risk-based capital[4,5]	1.4	1.3	3.3	0.3	6.6	1.3	5.0	3.2
Average tangible attributed equity[6]	2.8	1.8	4.0	0.4	7.1	1.2	3.3	3.3

Total assets	125.5	55.7	143.3	14.1	303.2	19.5	227.6	160.1

Operating profit / (loss) before tax (adjusted)[7]	0.9	0.3	0.4	0.2	0.8	(0.2)	0.1	(0.2)

1	Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.
2	Negative market risk numbers are due to the diversification effect allocated to CC – Services.
3	Refer to the “Capital management” section of this report for more information.
4	Refer to “Statistical measures” in the “Risk management and control” section of our Annual Report 2014 for more information on risk-based capital.
5	Excludes CHF 8.2 billion (31 March 2015: CHF 7.9 billion) of centrally-held RBC items in the Corporate Center. For equity attribution, these RBC items are not allocated to the business divisions or Corporate Center units.
6	Excludes CHF 14.6 billion (31 March 2015: CHF 14.5 billion) of centrally-held average tangible equity attribution items within the Corporate Center relating to common equity not allocated to the business divisions or Corporate Center units. Refer to the “Capital management” section of this report for more information on our equity attribution framework.
7	Adjusted results are non-GAAP financial measures as defined by SEC Regulations. Refer to the table “Adjusted results” in the “Group performance” section of this report for more information.

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Swiss SRB Basel III available capital versus capital requirements (phase-in)

	Capital ratio (%)					Capital
CHF million, except where indicated	Requirement[1]		Actual[2,3]			Requirement	Actual[2,3]
	30.6.15		30.6.15	31.3.15	31.12.14	30.6.15	30.6.15	31.3.15	31.12.14
Base capital (common equity tier 1 capital)	4.5		4.5	4.5	4.0	9,544	9,544	9,871	8,835
Buffer capital (common equity tier 1 capital and high-trigger loss-absorbing capital)	5.3	[4]	15.0	15.3	15.4	11,233	31,711	33,528	34,027
of which: effect of countercyclical buffer	0.2		0.2	0.2	0.1	364	364	369	322
Progressive buffer capital (low-trigger loss-absorbing capital)	2.8		4.7	5.2	5.2	6,005	9,869	11,377	11,398
Phase-out capital (tier 2 capital)			0.8	0.9	0.9		1,798	1,976	2,050

Total	12.6		25.0	25.9	25.5	26,782	52,923	56,752	56,310

1	The total capital ratio requirement of 12.6% is the current phase-in requirement according to the Swiss Capital Adequacy Ordinance. Prior to the implementation of the Basel III framework, FINMA also defined a total capital ratio target for UBS Group of 14.4% which will be effective until it is exceeded by the Swiss SRB Basel III phase-in capital requirement.
2	Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.
3	Since 31 March 2015, high-trigger loss-absorbing capital (LAC) is included in the buffer capital. As of 31 December 2014, high-trigger LAC was included in the progressive buffer capital.
4	CET1 capital can be substituted by high-trigger LAC up to 2.3% in 2015.

Swiss SRB Basel III capital information

	Phase-in			Fully applied
CHF million, except where indicated	30.6.15	31.3.15	31.12.14	30.6.15	31.3.15	31.12.14
Tier 1 capital	40,593	43,801	42,863	34,042	33,515	29,408
of which: common equity tier 1 capital	38,706	40,779	42,863	30,265	29,566	28,941
of which: additional tier 1 capital (high-trigger loss-absorbing capital)	1,631	1,684	0	1,631	1,684	467
of which: additional tier 1 capital (low-trigger loss-absorbing capital)[1]	256	1,339	0	2,145	2,266	0
Tier 2 capital	12,329	12,950	13,448	10,531	10,975	11,398
of which: high-trigger loss-absorbing capital	918	936	946	918	936	946
of which: low-trigger loss-absorbing capital	9,613	10,038	10,451	9,613	10,038	10,451
of which: phase-out capital	1,798	1,976	2,050

Total capital	52,923	56,752	56,310	44,573	44,490	40,806

Common equity tier 1 capital ratio (%)	18.2	18.6	19.4	14.4	13.7	13.4
Tier 1 capital ratio (%)	19.1	20.0	19.4	16.2	15.5	13.6

Total capital ratio (%)	25.0	25.9	25.5	21.2	20.6	18.9

Risk-weighted assets	212,088	219,358	220,877	209,777	216,385	216,462

1	Consists on a phase-in basis of low-trigger loss-absorbing capital (30 June 2015: CHF 2,145 million, 31 March 2015: CHF 2,266 million, 31 December 2014: CHF 0 million) and hybrid capital subject to phase-out (30 June 2015: CHF 1,840 million, 31 March 2015: CHF 2,929 million, 31 December 2014: CHF 3,210 million), partly offset by required deductions for goodwill (30 June 2015: CHF 3,729 million, 31 March 2015: CHF 3,855 million, 31 December 2014: CHF 3,677 million).

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 27 of 37

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Swiss SRB Basel III capital movement

CHF billion	Phase-in	Fully applied
Common equity tier 1 capital as of 31.3.15	40.8	29.6
Movements during the second quarter of 2015:
Operating profit / (loss) before tax	1.7	1.7
Own credit related to financial liabilites designated at fair value and replacement value, net of tax	(0.3)	(0.3)
Current tax effect	(0.2)	(0.2)
Transitional effect of the accelerated application of IAS 19R treatment of defined benefit plans as of 1.4.15[2]	(1.8)
Defined benefit plans	(0.1)	0.3
Foreign currency translation effects	(0.4)	(0.3)
Other[1]	(0.9)	(0.5)

Total movement	(2.1)	0.7

Common equity tier 1 capital as of 30.6.15	38.7	30.3
Additional tier 1 capital as of 31.3.15	3.0	3.9
Movements during the second quarter of 2015:
Call of a hybrid capital instrument	(1.0)
Foreign currency translation effects and other	(0.1)	(0.2)

Total movement	(1.1)	(0.2)

Additional tier 1 capital as of 30.6.15	1.9	3.8
Tier 2 capital as of 31.3.2015	13.0	11.0
Movements during the second quarter of 2015:
Foreign currency translation effects and other	(0.7)	(0.5)

Total movement	(0.7)	(0.5)

Tier 2 capital as of 30.6.15	12.3	10.5

Total capital as of 30.6.15	52.9	44.6

Total capital as of 31.3.15	56.8	44.5

1	Includes accruals for capital returns to shareholders.
2	Includes effects related to deferred tax assets recognized for tax loss carry-forwards.

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Reconciliation IFRS equity to Swiss SRB Basel III capital

	Phase-in			Fully applied
CHF million	30.6.15	31.3.15	31.12.14	30.6.15	31.3.15	31.12.14
Equity attributable to UBS Group AG shareholders	50,211	52,359	50,608	50,211	52,359	50,608
Equity attributable to non-controlling interests in UBS AG	1,164	1,370	1,702	1,164	1,370	1,702
Equity attributable to preferred noteholders and other non-controlling interests	1,878	1,928	2,058	1,878	1,928	2,058

Total IFRS equity	53,253	55,656	54,368	53,253	55,656	54,368

Equity attributable to preferred noteholders and other non-controlling interests	(1,878)	(1,928)	(2,058)	(1,878)	(1,928)	(2,058)
Defined benefit plans (before phase-in, as applicable)[1]		3,404	3,997	0	(887)	0
Defined benefit plans, 40% phase-in	0	(1,716)	(799)
Deferred tax assets recognized for tax loss carry-forwards (before phase-in, as applicable)				(6,312)	(7,467)	(8,047)
Deferred tax assets recognized for tax loss carry-forwards, 40% phase-in	(2,525)	(2,991)	(1,605)
Deferred tax assets on temporary differences, excess over threshold	(115)	0	0	(1,040)	(307)	(604)
Goodwill, net of tax, less hybrid capital and loss-absorbing capital[2]	(2,486)	(2,570)	(3,010)	(6,215)	(6,426)	(6,687)
Intangible assets, net of tax	(351)	(392)	(410)	(351)	(392)	(410)
Unrealized (gains) / losses from cash flow hedges, net of tax	(1,626)	(2,171)	(2,156)	(1,626)	(2,171)	(2,156)
Compensation and own shares-related capital components (not recognized in net profit)	(1,523)	(1,282)	(1,219)	(1,523)	(1,282)	(1,219)
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	(412)	(130)	136	(412)	(130)	136
Unrealized gains related to financial investments available-for-sale, net of tax	(312)	(413)	(384)	(312)	(413)	(384)
Prudential valuation adjustments	(84)	(128)	(123)	(84)	(128)	(123)
Consolidation scope	(76)	(77)	(88)	(76)	(77)	(88)
Other[3]	(3,158)	(4,483)	(3,786)	(3,158)	(4,483)	(3,786)
Common equity tier 1 capital	38,706	40,779	42,863	30,265	29,566	28,941
Hybrid capital subject to phase-out	1,840	2,929	3,210
High-trigger loss-absorbing capital	1,631	1,684	467	1,631	1,684	467
Low-trigger loss-absorbing capital	2,145	2,266	0	2,145	2,266	0
Goodwill, net of tax, offset against hybrid capital and loss-absorbing capital	(3,729)	(3,855)	(3,677)
Additional tier 1 capital	1,887	3,022	0	3,777	3,949	467
Tier 1 capital	40,593	43,801	42,863	34,042	33,515	29,408
Tier 2 capital	12,329	12,950	13,448	10,531	10,975	11,398

Total capital	52,923	56,752	56,310	44,573	44,490	40,806

1	Phase-in number net of tax, fully applied number pre-tax.
2	Includes goodwill related to significant investments in financial institutions of CHF 352 million.
3	Includes the net charge for the compensation-related increase in high-trigger loss-absorbing capital for tier 2 and additional tier 1 capital, accruals for capital returns to shareholders and other items.

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Swiss SRB leverage ratio

CHF million, except where indicated	Average 2Q15	Average 1Q15	Average 4Q14
Total on-balance sheet assets[1]	970,415	1,042,252	1,038,836

Netting of securities financing transactions	(7,509)	(7,726)	(6,141)
Netting of derivative exposures	(144,420)	(187,919)	(184,265)
Current exposure method (CEM) add-on for derivative exposures	53,025	56,023	63,385
Off-balance sheet items	69,071	76,896	88,750
of which: commitments and guarantees – unconditionally cancellable (10%)	5,123	10,085	17,212
of which: commitments and guarantees – other than unconditionally cancellable (100%)	63,949	66,811	71,538
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	18,383	17,625	19,184
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)	(9,832)	(14,903)	(14,879)

Total adjusted exposure (leverage ratio denominator), phase-in2	949,134	982,249	1,004,869

Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)	(4,712)	(5,315)	(7,047)

Total adjusted exposure (leverage ratio denominator), fully applied[2]	944,422	976,934	997,822

	As of
	30.6.15	31.3.15	31.12.14
Common equity tier 1 capital (phase-in)	38,706	40,779	42,863
Loss-absorbing capital (phase-in)	12,419	13,997	11,398
Common equity tier 1 capital including loss-absorbing capital	51,125	54,776	54,260
Swiss SRB leverage ratio phase-in (%)	5.4	5.6	5.4

	As of
	30.6.15	31.3.15	31.12.14
Common equity tier 1 capital (fully applied)	30,265	29,566	28,941
Loss-absorbing capital (fully applied)	14,308	14,924	11,865
Common equity tier 1 capital including loss-absorbing capital	44,573	44,490	40,806
Swiss SRB leverage ratio fully applied (%)	4.7	4.6	4.1

1	Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2014 for more information on the regulatory scope of consolidation.
2	In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

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UBS shares

	UBS Group AG				UBS AG
	As of			% change from	As of			% change from
	30.6.15	31.3.15	30.6.14	31.3.15	30.6.15	31.3.15	30.6.14	31.3.15

Shares outstanding
Shares issued	3,759,320,804	3,739,518,390		1	3,858,408,466	3,844,560,913	3,844,030,621	0
Treasury shares	95,917,796	85,258,884		13	2,139,918	8,714,477	91,236,602	(75)
Shares outstanding	3,663,403,008	3,654,259,506		0	3,856,268,548	3,835,846,436	3,752,794,019	1
of which: held by UBS Group AG					3,769,482,155	3,738,235,457
of which: held by shareholders with a non-controlling interest					86,786,393	97,610,979

	UBS Group AG (consolidated)[1]				UBS AG (consolidated)
	As of or for the quarter ended			% change from	As of or for the quarter ended			% change from
	30.6.15	31.3.15	30.6.14	31.3.15	30.6.15	31.3.15	30.6.14	31.3.15

Earnings per share (CHF)[2]
Basic	0.33	0.54	0.21	(39)	0.31	0.53	0.21	(42)
Diluted	0.32	0.53	0.21	(40)	0.31	0.53	0.21	(42)

Shareholders’ equity (CHF million)
Equity attributable to UBS shareholders	50,211	52,359	49,532	(4)	51,685	53,815	49,532	(4)
Less: goodwill and intangible assets[3]	6,101	6,342	6,229	(4)	6,242	6,507	6,229	(4)
Tangible equity attributable to UBS shareholders	44,110	46,017	43,303	(4)	45,443	47,308	43,303	(4)

Book value per share (CHF)
Total book value per share	13.71	14.33	13.20	(4)	13.40	14.03	13.20	(4)

Tangible book value per share	12.04	12.59	11.54	(4)	11.78	12.33	11.54	(4)

Market capitalization and share price
Share price (CHF)	19.83	18.32	16.27	8	19.85	18.30	16.27	8
Market capitalization (CHF million)[4]	74,547	68,508	62,542	9	76,589	70,355	62,542	9

1	As UBS Group AG (consolidated) is considered to be the continuation of UBS AG (consolidated), comparative information for 30 June 2014 is the same for both.
2	Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information on UBS Group AG (consolidated) EPS.
3	Goodwill and intangible assets used in the calculation of tangible equity attributable to UBS Group AG shareholders as of 30 June 2015 and 31 March 2015 have been adjusted to reflect the non-controlling interests in UBS AG as of these dates.
4	Market capitalization is calculated based on the total shares issued multiplied by the share price at period end.

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Balance sheet

				% change from
CHF million	30.6.15	31.3.15	31.12.14	31.3.15	31.12.14
Assets
Cash and balances with central banks	84,646	68,854	104,073	23	(19)
Due from banks	13,343	13,261	13,334	1	0
Cash collateral on securities borrowed	27,689	26,755	24,063	3	15
Reverse repurchase agreements	60,848	79,811	68,414	(24)	(11)
Trading portfolio assets	128,476	132,990	138,156	(3)	(7)
of which: assets pledged as collateral which may be sold or repledged by counterparties	50,544	52,377	56,018	(3)	(10)
Positive replacement values	173,681	252,876	256,978	(31)	(32)
Cash collateral receivables on derivative instruments	24,842	34,550	30,979	(28)	(20)
Financial assets designated at fair value	5,425	5,111	4,951	6	10
Loans	313,852	313,964	315,757	0	(1)
Financial investments available-for-sale	66,771	71,077	57,159	(6)	17
Investments in associates	908	950	927	(4)	(2)
Property, equipment and software	7,050	6,926	6,854	2	3
Goodwill and intangible assets	6,242	6,507	6,785	(4)	(8)
Deferred tax assets	10,000	10,146	11,060	(1)	(10)
Other assets	26,394	25,073	22,988	5	15

Total assets	950,168	1,048,850	1,062,478	(9)	(11)

Liabilities
Due to banks	13,270	10,294	10,492	29	26
Cash collateral on securities lent	10,652	9,725	9,180	10	16
Repurchase agreements	13,032	14,159	11,818	(8)	10
Trading portfolio liabilities	32,181	30,132	27,958	7	15
Negative replacement values	171,202	250,861	254,101	(32)	(33)
Cash collateral payables on derivative instruments	38,603	47,076	42,372	(18)	(9)
Financial liabilities designated at fair value	66,366	70,124	75,297	(5)	(12)
Due to customers	377,054	399,113	410,207	(6)	(8)
Debt issued	100,558	88,052	91,207	14	10
Provisions	3,594	3,956	4,366	(9)	(18)
Other liabilities	70,402	69,702	71,112	1	(1)

Total liabilities	896,915	993,194	1,008,110	(10)	(11)

Equity
Share capital	375	374	372	0	1
Share premium	31,005	32,434	32,590	(4)	(5)
Treasury shares	(1,624)	(1,402)	(1,393)	16	17
Retained earnings	25,704	24,779	22,134	4	16
Other comprehensive income recognized directly in equity, net of tax	(5,249)	(3,826)	(3,093)	37	70
Equity attributable to UBS Group AG shareholders	50,211	52,359	50,608	(4)	(1)
Equity attributable to non-controlling interests	3,042	3,298	3,760	(8)	(19)

Total equity	53,253	55,656	54,368	(4)	(2)

Total liabilities and equity	950,168	1,048,850	1,062,478	(9)	(11)

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 32 of 37

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Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		As of or year-to-date
	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14

Basic earnings (CHF million)
Net profit / (loss) attributable to UBS Group AG shareholders	1,209	1,977	792	(39)	53	3,186	1,846

Diluted earnings (CHF million)
Net profit / (loss) attributable to UBS Group AG shareholders	1,209	1,977	792	(39)	53	3,186	1,846
Less: (profit) / loss on UBS Group AG equity derivative contracts	0	0	(3)		(100)	0	(2)
Net profit / (loss) attributable to UBS Group AG shareholders for diluted EPS	1,209	1,977	789	(39)	53	3,186	1,844

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,658,358,904	3,642,212,051	3,752,038,863	0	(2)	3,650,285,477	3,759,022,348
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	89,721,119	81,099,757	82,622,660	11	9	85,478,220	84,207,566
Weighted average shares outstanding for diluted EPS	3,748,080,023	3,723,311,808	3,834,661,523	1	(2)	3,735,763,697	3,843,229,914

Earnings per share (CHF)
Basic	0.33	0.54	0.21	(39)	57	0.87	0.49
Diluted	0.32	0.53	0.21	(40)	52	0.85	0.48

Shares outstanding[1]
Shares issued	3,759,320,804	3,739,518,390	3,844,030,621	1	(2)
Treasury shares	95,917,796	85,258,884	91,236,602	13	5
Shares outstanding	3,663,403,008	3,654,259,506	3,752,794,019	0	(2)

1	As UBS Group AG is considered to be the continuation of UBS AG, UBS AG share information is presented for the comparative period as of 30 June 2014. Refer to “Note 32 Changes in organization” of the UBS Group AG Annual Report 2014 for more information.

The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

				% change from
Number of shares	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14

Potentially dilutive instruments
Employee share-based compensation awards	73,468,525	79,050,200	101,558,712	(7)	(28)	73,468,525	101,558,712
Other equity derivative contracts	6,096,510	7,323,773	10,953,906	(17)	(44)	5,392,074	10,796,338

Total	79,565,035	86,373,973	112,512,618	(8)	(29)	78,860,599	112,355,050

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 33 of 37

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Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit

CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2014	188	209	92	53	1,258	312	0	941	3,053
Balance as of 31 March 2015	182	202	87	50	1,091	303	0	814	2,727
Increase in provisions recognized in the income statement	13	64	0	0	1	0	0	42	119
Release of provisions recognized in the income statement	(3)	(12)	0	0	(12)	0	0	(21)	(48)
Provisions used in conformity with designated purpose	(2)	(16)	(1)	(1)	(326)	0	0	(12)	(357)
Foreign currency translation / unwind of discount	(2)	(9)	0	0	(30)	0	0	(32)	(73)
Balance as of 30 June 2015	188	229	86	48	724	302	0	791	2,368

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 34 of 37

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Additional information

UBS expects to revalue its deferred tax assets (DTA) in the third quarter of 2015 as part of its annual planning process, and may consider extending the forecast period for US DTA recognition to seven years from six years. If a determination to change the forecast period is made, the combined effect of updated business forecasts and the extension of the forecast period for US DTA could result in a net upward DTA revaluation of around CHF 1.5 billion.

Consistent with changes in the manner in which operating segment performance is assessed, beginning in the second quarter of 2015, UBS now applies fair value accounting for certain internal funding transactions between Corporate Center – Group ALM and the Investment Bank and Corporate Center – Non-core and Legacy Portfolio rather than applying amortized cost accounting. This treatment better aligns with the mark-to-market basis on which these internal transactions are risk managed within the Investment Bank and Corporate Center – Non-core and Legacy Portfolio. The terms of the funding transactions remain otherwise unchanged. In connection with this change, UBS now presents own credit gains and losses on financial liabilities designated at fair value in Corporate Center – Group ALM instead of Corporate Center – Services. Prior periods have been restated to reflect these changes.

As a result of ongoing efforts to optimize our legal entity structure, UBS anticipates that some foreign currency translation gains and losses previously booked directly into equity through other comprehensive income will be released into profit and loss due to the sale or closure of branches and subsidiaries. In the second half of 2015, UBS expects to record net foreign currency translation losses of around CHF 120 million related to these disposals, although gains and losses could be recognized in different periods. Consistent with past practice, these gains and losses will be treated as adjusting items. The release of foreign currency translation losses to profit and loss will not affect shareholders’ equity or regulatory capital.

In the second quarter of 2015, UBS’s progressive capital buffer requirement for 2019 was reduced to 4.5% from 5.4%, reflecting updated LRD and market share information for 2014 provided by FINMA in June 2015. As a result UBS’s total capital requirement on a fully-applied basis decreased to 17.5% for 2019 and 12.6% on a phase-in basis as of 30 June 2015.

UBS believes that the industry continues to operate in an environment where charges associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and the bank continues to be exposed to a number of significant claims and regulatory matters.

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 35 of 37

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Quarterly Report and Presentation

In order to be transparent and counter certain incorrect and misleading information that has become public, UBS chose to release its second quarter 2015 results one day early.

UBS’s second quarter 2015 slide presentation will be available from 06:00 CEST on Monday, 27 July 2015 at www.ubs.com/quarterlyreporting. The Second Quarter Report and letter to shareholders will be available from 06:45 CEST on Tuesday, 28 July 2015 at www.ubs.com/quarterlyreporting.

UBS will hold a presentation of its second quarter 2015 results on Monday, 27 July 2015. The results will be presented by Sergio P. Ermotti, Group Chief Executive Officer, Tom Naratil, Group Chief Financial Officer and Group Chief Operating Officer, Caroline Stewart, Global Head of Investor Relations, and Hubertus Kuelps, Group Head of Communications & Branding.

Time

•	10:00–12.00 (CEST)

•	09:00–11.00 (BST)

•	04:00–06.00 (US EDT)

Audio webcast

The presentation for analysts can be followed live on www.ubs.com/quarterlyreporting with a simultaneous slide show.

Webcast playback

An audio playback of the results presentation will be made available at www.ubs.com/investors later in the day.

UBS Group AG and UBS AG

Investor contact

Switzerland:	+41-44-234 41 00

Media contact

Switzerland:	+41-44-234 85 00
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Americas:	+1-212-882 58 57
APAC:	+852-297-1 82 00

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Cautionary statement regarding forward-looking statements – 2Q15

This release contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its cost reduction and efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD), and to maintain its stated capital return objective; (ii) developments in the markets in which UBS operates or to which it is exposed,

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 36 of 37

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including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties, and the degree to which UBS is successful in implementing changes to its business to meet changing market, regulatory and other conditions; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in establishing a US intermediate holding company and implementing the US enhanced prudential standards, completing the squeeze-out of minority shareholders of UBS AG, and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes and other similar changes that have been made previously, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including measures to impose new or enhanced duties when interacting with customers or in the execution and handling of customer transactions; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (x) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xi) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading and systems failures; (xvi) restrictions to the ability of subsidiaries of the Group to make loans or distributions of any kind, directly or indirectly, to UBS Group AG; and (xvii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2014. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Adjusted results

Unless otherwise indicated, second-quarter 2015 “adjusted” figures exclude each of the following items, to the extent applicable, on a Group and business division level: an own credit gain of CHF 259 million, a gain of CHF 56 million on the sale of UBS’s Belgian domestic Wealth Management business, a gain from a further partial sale of our investment in Markit of CHF 11 million, as well as net restructuring charges of CHF 191 million and an impairment of an intangible asset of CHF 11 million. For the first quarter of 2015, the items we excluded were an own credit gain of CHF 226 million, gains on sales of real estate of CHF 378 million and a gain of CHF 141 million on the sale of a subsidiary, as well as net restructuring charges of CHF 305 million. Adjusted results are non-GAAP financial measures as defined by SEC regulations. Please refer to the “Group performance” section of the Second Quarter 2015 Report for more information on adjusted results.

Rounding

Numbers presented throughout this release may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables

Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

UBS Group AG and UBS AG, News Release, 27 July 2015	Page 37 of 37

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and Form F-4 (Registration number 333-199011), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

UBS AG

By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

Date: July 27, 2015